Mail Stop 3561

March 23, 2009

BY U.S. MAIL and FACSIMILE

Mr. Igor Dmitrowsky
 President
BALTIA AIR LINES, INC.
63-25 Saunders Street, Suite 7 I
Rego Park, New York 11374

      Re: Baltia Air Lines, Inc.
              Item 4.01 Form 8-K
              Filed March 20, 2009
              File No. 1-14519

Dear Mr. Dmitrowsky:

We have reviewed the above referenced filing for compliance with the requirements with respect to the Item 4.01 disclosures of the Form 8-K and have the following comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted via EDGAR, under the label "corresp," within five business days of the date of this letter. Please note that if you require longer than five business days to respond, you should contact the staff immediately to request additional time.

Item 4.01 Changes in Registrant's Certifying Accountants

Please amend your Item 4.01 Form 8-K disclosures in their entirety to expand for the following comments:

1.	See your disclosure under Item 4.01(a). Please begin a new separate paragraph with the sentence that starts as "With respect to the prior certifying accountant, Mr. Michael Cronin and the Company…" and expand to include the following additional disclosures:

2.	Notwithstanding your disclosure regarding the engagement of the new accountant, Mr. Patrick Rodgers, CPA, PA, please disclose whether the former accountant, Mr. Michael Cronin, resigned, declined to stand for re-election or was dismissed, and disclose the date that this client-auditor cessation occurred. If the date of the client-auditor cessation occurred also on March 20, 2009, so disclose, if not disclose such date. See Item 304(a)(1)(i) of Regulation S-K.

3.	Please disclose whether the audit report rendered by Mr. Michael Cronin on your financial statements for either of the past two years, contained an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles; and also describe the nature of each such adverse opinion, disclaimer of opinion, modification, or qualification. See Item 304(a)(1)(ii) of Regulation S-K.

4.	Notwithstanding your disclosure regarding the engagement of the new accountant, please disclose whether the decision to change accountants was recommended or approved by (i) any audit or similar committee of the board of directors, or (ii) the board of directors, if you have no audit or similar committee of the board of directors. See Item 304(a)(1)(iii) of Regulation S-K.

5.	Please expand your disclosure to state whether there have been any disagreements between the Company and the former accountant during the two most recent fiscal years and the subsequent period through the date of the client-auditor cessation with respect to any matter of accounting principles or practices, financial statement disclosure, or auditing scope of procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its report. See Item 304(a)(1)(iv) of Regulation S-K. In addition, please disclose whether or not there have been any "reportable events" during this same period. See Item 304(a)(1)(v) of Regulation S-K.

Mr. Igor Dmitrowsky

6.   An updated Exhibit 16.1 letter from Michael Cronin should be filed with the amended Item 4.01 Form 8-K indicating whether or not they agree with your revised disclosures. The updated Exhibit 16.1 letter from the former accountant should be dated, as we noted the initial filing of this Exhibit did not contain a date. The Item 4.01 amendment should be filed immediately.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Closing

You may contact the undersigned below at (202) 551-3328, if you have questions regarding the above matters.

Sincerely,

Beverly A. Singleton
Staff Accountant